October 21, 2009

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ryan Houseal, Esq., Examiner
           Barbara Jacobs, Assistant Director

RE:  mBeach Software, Inc.
     Amendment No. 3 to Registration Statement on Form S-1
     Filed June 9, 2009
     File No. 333-159853

Mr. Houseal & Ms. Jacobs:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to mBeach Software, Inc. (the "Company") dated October 15th, 2009 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

SEC LETTER DATED OCTOBER 15TH, 2009

AMENDMENT NO. 3 TO FORM S-1
---------------------------

STAFF COMMENT 1:

We refer to our Staff comment letter dated September 1, 2009 and your related current report on Form 8-K/A filed on September 23, 2009. Please revise your registration statement to provide the information required by Item 11(i) of Form S-1 and Item 304 of Regulation S-K regarding the change of your independent registered public accounting firm on August 4, 2009. Please be sure that your disclosures address the revocation of the registration of Moore and Associates Chartered by the PCAOB on August 27, 2009.

RESPONSE:

We concur with the Staff and have updated the registration statement to reflect the change in our public accounting firm as well as the revocation of the registration of Moore and Associates Chartered by PCAOB on August 27, 2009.

STAFF COMMENT 2:

We refer to our August 10, 2009 phone conversation. Please revise to provide a description of the source materials relied upon for the data regarding the online gambling market. In addition, please submit supplementally copies of these materials, which should be marked to clearly indicate the text relied upon as a basis for your assessment of the online gambling industry.

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RESPONSE:

We concur with the staff and have updated the registration statement to reflect the data source for the online gambling market. We have also provided copies of these materials to the Staff.

STAFF COMMENT 3:

Please file as an exhibit to your amended registration statement an opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable. See Item 601(b)(5) of Regulation S-K.

RESPONSE:

We concur with the staff and have provided the opinion to state the legality of the securities being registered, when sold, will be legally issued, fully paid and non-assessable.

STAFF COMMENT 4:

Revise to include information for the most recent interim period.

RESPONSE:

We concur with the staff and have updated the summary financial information for the most recent interim period.

STAFF COMMENT 5:

We refer to our August 10, 2009 phone conversation and note that your Use of Proceeds section has not been revised to reflect those comments. Please revise this section to clearly indicate that the proceeds that will be available to you from this offering for use in completing your business plan will be net of any expenses. In this regards, please make similar revisions to the Use of Proceeds discussion in your Summary of the Offering on page 6.

RESPONSE:

We concur with the staff and have updated the Use of Proceeds discussion to reflect the net proceeds for completing our business plan. In addition, we have made similar adjustments to the Use of Proceeds in the Summary of the Offering section of the registration statement.

STAFF COMMENT 6:

We refer to our prior comment 2 and note that you have revised your document to state that over the next twelve months, you will need "three part time resources" that will cost approximately $80,000 in order to complete your business and prototype plans and to identify necessary resources to implement your plan. Please revise to clarify what is meant by "three part time resources" and the role these part time resources will play in implementing your business plan.

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RESPONSE:

We concur with the Staff and have updated the Liquidity and Capital Resources section to define the three part time resources and the role they will play in our business.

STAFF COMMENT 7:

Explain the reason for the difference in classification of the founder's contribution within financing activities in the unaudited financial statements on page F-5 and operating activities in the audited financial statement on page F-11.

RESPONSE:

There was a typographical error of the founder's contribution in the financing activities on page F-11. We have corrected the error on page F-11 such that the founder's contribution is reflected in the financing activities.

         We trust that you will find the foregoing responsive to the comments from the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 678.358.6954.

Sincerely,


/s/ William Gaffney
-------------------
William Gaffney
Chief Executive Officer


Enclosure

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